UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 0-51446
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.
121 South 17th Street
Mattoon, IL 61938-3987

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN

Financial Statements.
Exhibits. The following exhibit is filed as a part of this annual report:

No.	Description

Exhibit 23.1	Consent of West & Company, LLC

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
For the years ended December 31, 2008 and 2007
and
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN

WEST & COMPANY, LLC

MEMBERS E. LYNN FREESE RICHARD C. WEST KENNETH L. VOGT BRIAN E. DANIELL JANICE K. ROMACK DIANA R. SMITH D. RAIF PERRY JOHN H. VOGT	CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS 1009 SOUTH HAMILTON P.O. BOX 80 SULLIVAN, ILLINOIS 61951 (217) 728-4307 www.westcpa.com	OFFICES EDWARDSVILLE EFFINGHAM GREENVILLE MATTOON SULLIVAN
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrators of the
Consolidated Communications, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for plan benefits of the Consolidated Communications, Inc. 401(k) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above, of the Consolidated Communications, Inc. 401(k) Plan as of December 31, 2008 and 2007, and for the years then ended present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Member of Private Companies Practice Section

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2008, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment and assets acquired and disposed within year are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2008, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ West & Company, LLC
Sullivan, Illinois
June 15, 2009

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

	2008	2007
ASSETS:
Investments at fair value:
Interest bearing cash	$21,832	$22,973
MassMutual Guaranteed Interest Accounts	12,461,660	9,624,625
MassMutual Separate Investment Accounts	27,557,741	43,171,029
Employer common stock	190,336	205,690

Total investments	40,231,569	53,024,317

Receivables:
Employer contributions	—	59,122
Participant contributions	—	81,071

Total receivables	—	140,193

Participant loans	1,254,836	1,257,513

Total assets	41,486,405	54,422,023

LIABILITIES:
Excess contributions due to participants	—	14,684

Net assets reflecting investments at fair value	41,486,405	54,407,339

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	576,822	357,148

Net assets available for plan benefits	$42,063,227	$54,764,487

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the years ended December 31,

	2008	2007
ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$534,424	$436,976
Net appreciation (depreciation) in fair value of investments	(15,881,756)	3,049,276

	(15,347,332)	3,486,252

Contributions:
Participants	2,666,019	2,616,784
Employer	1,830,077	1,613,788
Rollovers	218,763	139,521

Total contributions	4,714,859	4,370,093

Total additions	(10,632,473)	7,856,345

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid	2,062,352	2,833,212
Administrative expenses	6,435	6,810

Total deductions	2,068,787	2,840,022

Net (decrease) increase	(12,701,260)	5,016,323

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	54,764,487	49,748,164

End of year	$42,063,227	$54,764,487

See notes to financial statements.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN

The following description of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan with a 401(k) feature covering all salaried and non union hourly-paid employees of Consolidated Communications, Inc. (the Company) who have attained the age of 21. Employees involved in certain merger and acquisition transactions are also eligible. Entry dates are the first day of the plan year quarter that is or next follows the date eligibility requirements are satisfied.

The Plan was established January 1, 2003. The Plan is subject to the provisions of the Employee Retirement Income Act (EPISA).

Salary Deferral Contributions

Each year participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan. The Plan was amended effective October 1, 2007 to add a Roth deferral. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participant contributions are subject to certain limitations set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 investment options.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN (Continued)
Matching Contributions

The Company may make a matching contribution at the option of the Company’s Board of Directors equal to a uniform percentage of salary deferrals. This percentage is determined from year to year. For the years ended December 31, 2008 and 2007, the Company matched 100% of the first 6% of a participant’s compensation contributed to the Plan.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Prior to October 1, 2007, vesting in the Company’s contribution portion of their accounts was based on years of service. A participant was 100 percent vested after four years of service. Effective October 1, 2007, active participants are immediately vested in current and prior company match amounts. This allows the Plan to be a Safe Harbor plan for the 2008 Plan year and future Plan years.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN (Continued)
Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals. Participants who terminate service due to death or disability become 100% vested in their account balance. For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. The Plan allows distributions to be made in employer stock as well as cash.

If the value of a participant’s vested interest is less than $1,000, then a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 10.50%, which represents the prime rate plus one percent. Principal and interest is paid ratably through payroll deductions.

Forfeited Accounts

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $52,336 and $52,600, respectively. These funds may be used to reduce future employer contributions and to pay Plan administrative expenses. In 2008, $75 in forfeitures were used to reduce employer contributions and no forfeitures were used to pay administrative expenses. In 2007, $205,811 in forfeitures were used to reduce employer contributions and no forfeitures were used to pay administrative expenses.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
2.	SUMMARY OF ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:
Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan. Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which expands the disclosures of fair value measurements. See note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net gains and losses from investment transactions are computed by the Plan custodian. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
2.	SUMMARY OF ACCOUNTING POLICIES (Continued)
Administrative Expenses

All administrative expenses charged to the Plan are paid directly by the Plan Administrator. Investment advisory fees for portfolio management of the investment funds are paid directly from fund earnings. Plan expenses which are incurred by, or are attributable to, a particular participant based on use of a particular Plan feature are deducted directly from the participant’s account. Examples of these administrative expenses are loan processing fees, distribution fees, and other administrative charges.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
3.	INVESTMENTS

The following presents investments held by the Plan that represents 5% or more of the Plan’s net assets at December 31,:

	2008		2007
	Units	Value	Units	Value
MassMutual Separate Investment Accounts:
MassMutual Premier International Equity	9,793	$2,996,635	10,681	$5,734,380
MassMutual Select Indexed Equity	21,827	5,440,532	21,239	8,445,129
MassMutual Select Mid Cap Growth II	14,924	2,362,921	14,840	3,982,816
MassMutual Growth America	42,455	3,111,337	—	—
MassMutual Premium Core Bond	1,501	2,315,749	—	—
MassMutual Premier Core Value Equity	—	—	434	2,954,897
MassMutual Destination Retirement 2020	—	—	11,304	2,784,284
MassMutual Premier Cap Appreciation	—	—	16,110	3,036,150
MassMutual Select Focused Value	—	—	16,489	4,299,423
MassMutual Guaranteed Investment Accounts	1,037,348	13,038,482	823,142	9,981,773
During 2008 and 2007, the Plan’s investments in the MassMutual Separate Investment Accounts, including investments bought, sold, and held during the year, (depreciated) appreciated in value by $(15,821,501) and $3,045,437, respectively. During 2008 and 2007, the Plan’s investments in Consolidated Communications Holdings, Inc. common stock, including investments bought, sold, and held during the year, (depreciated) appreciated in value by $(60,255) and $3,839, respectively.

4.	FAIR VALUE MEASUREMENTS

Statement of Financial Accounting Standards No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described as follows:

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
4.	FAIR VALUE MEASURMENTS (Continued)
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include.
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed interest accounts: Valued at liquidation value based on actuarial formula as defined under the terms of the contract. No observable price. Valued by MassMutual.

Separate investment accounts: Unit value calculated based on observable net asset value of the underlying investment (mutual funds). Valued by outside agency (Unival).

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
4.	FAIR VALUE MEASUREMENTS (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$—	$190,336	$—	$190,336
Participant loans	—	—	1,254,836	1,254,836
Guaranteed interest accounts	—	—	12,461,660	12,461,660
Separate investment accounts	—	27,557,741	—	27,557,741

Total assets at fair value	$—	$27,748,077	$13,716,496	$41,464,573

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
4.	FAIR VALUE MEASUREMENTS (Continued)

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Year Ended December 31, 2008
	Guaranteed	Participant
	interest accounts	loans

Balance at December 31, 2007	$9,624,625	$1,257,513

Change in unrealized appreciation (depreciation)	(219,674)	—
Purchases, sales, issuances, and settlements, net	—	(2,677)
Net cash flow activity at contract value	3,056,709	—

Balance at December 31, 2008	$12,461,660	$1,254,836

5.	INVESTMENT CONTRACT WITH MASSMUTUAL

The Plan holds a benefit-responsive investment contract with MassMutual. MassMutual maintains the contributions in a general account. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net asset available for plan benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
5.	INVESTMENT CONTRACT WITH MASSMUTUAL (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3.40% and 4.00% at December 31, 2008 and 2007, respectively. Such interest rates are adjusted semiannually.

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (5) removal from the Plan of one or more groups or classifications or participants; (6) partial or complete Plan termination; or (7) plan disqualification. The Plan administrators do not believe that the occurrence of any such terminating events, which may limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield earned by the Plan on the guaranteed interest contract based on actual earnings and based on the interest rate credited to participants was 3.92% and 3.89% for 2008 and 2007, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, modify, or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event the Plan is terminated, each participant will be fully vested in their accounts.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

9.	PLAN AMENDMENTS

The Plan was amended effective October 1, 2007, to change the vesting to 100% in order for the Plan to be considered a safe harbor plan. Roth contributions are allowed under the Plan effective October 1, 2007.

On December 31, 2007, the Company completed an acquisition of North Pittsburgh Systems, Inc. In connection with this acquisition, plan assets from the North Pittsburgh Telephone Company Employee Savings and Retirement Plan, Penn Telecom Inc. Employee Savings and Retirement Plan and Pinnatech Inc. Employee Savings and Retirement Plan were merged into the Consolidated Communications, Inc. 401(K) Plan effective January 1, 2009. On January 14, 2009, $6,394,970 in plan assets were transferred to this Plan.

10.	PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Consolidated Communications Holdings, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. At December 31, 2008 and 2007, the Plan held 23,557 and 17,815 shares of common stock with fair values of $190,336 and $205,690, respectively.

Certain Plan investments are units of guaranteed interest and pooled separate accounts managed by MassMutual, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also permits loans to participants, which also qualify as party-in-interest transactions. Such transactions are exempt from being prohibited transactions.

SUPPLEMENTAL SCHEDULES

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
FEIN: 02-0636475
PLAN NO. 002
FORM 5500, SCHEDULE H, LINE 4(I) — SCHEDULE OF ASSETS HELD AT END OF YEAR
As of December 31, 2008

	(c)			(e)
(b)	Current	(d)		Current
Identity of Shares	Units/Shares	Cost		Value
*MassMutual:
MassMutual Premier Core Bond	1,501	*	*	$2,315,749
MassMutual Select Focused Value	13,359	*	*	1,991,855
MassMutual Select Indexed Equity	21,827	*	*	5,440,533
MassMutual Premier International Equity	9,793	*	*	2,996,635
MassMutual Select Large Cap Value	9,809	*	*	1,227,779
MassMutual Select Mid Cap Growth II	14,924	*	*	2,362,921
MassMutual Select Small Cap Value Equity	4,290	*	*	277,691
MassMutual Growth America	42,455	*	*	3,111,337
MassMutual International Bond	1,163	*	*	131,912
MassMutual Large Cap Value	31,356	*	*	2,027,912
MassMutual Mid Cap Value	5,750	*	*	447,748
MassMutual Premier Focused International	6,602	*	*	595,595
MassMutual Retirement 2010	821	*	*	61,516
MassMutual Retirement 2020	29,639	*	*	2,011,898
MassMutual Retirement 2030	21,528	*	*	1,362,788
MassMutual Retirement 2040	7,189	*	*	447,372
MassMutual Retirement 2050	1,649	*	*	111,255
MassMutual Retirement Income	777	*	*	64,753
MassMutual Select Small Cap Growth Equity	4,657	*	*	570,492
SF Guaranteed	1,037,348	*	*	13,038,482
* Consolidated Communications Holdings, Inc. common stock, $.01 par value	23,557	*	*	190,336
Interest bearing cash	—	*	*	21,832
*Participant loans, 4.25-10.50%	—	—		1,254,836

*	Party-in-interest

**	Cost omitted for participant directed investments

CONSOLIDATED COMMUNICATIONS, INC.
401(K) PLAN
FEIN: 02-0636475
PLAN NO. 002
FORM 5500, SCHEDULE H, LINE 4(I) — SCHEDULE OF ASSETS ACQUIRED AND DISPOSED WITHIN YEAR
For the year ended December 31, 2008

Identity of Issuer, Borrower,	Cost of	Proceeds of
Lessor or Similar Party	Acquisition	Disposition

Participant Loans, 4.25%-10.50%	$—	$—

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Consolidated Communications, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Consolidated Communications, Inc. 401(k) Plan, by Consolidated Communications, Inc., as Plan Administrator
Date: June 29, 2009	/s/ Steven L. Childers
Chief Financial Officer, Consolidated Communications, Inc.